[GRAY CARY LETTERHEAD]

December 12, 2001
Synopsys, Inc.
700 East Middlefield Road
Mountain View, CA 94043
Attention: General Counsel
Attention: Steven Shevick, Vice President, Investor Relations and Legal

  RE:
  Notice under Section 5.2 of the Merger Agreement

Dear Steve:

As you know, on December 7, 2001, Mentor Graphics Corporation ("Mentor") commenced an unsolicited cash tender offer to purchase all of the outstanding shares of IKOS Systems, Inc. (IKOS) common stock for $11.00 per share (the "Offer").

Pursuant to IKOS' obligations under Section 5.2 of the Agreement and Plan of Merger and Reorganization by and among Synopsys, Inc., Oak Merger Corporation and IKOS dated July 2, 2001 as amended (the "Merger Agreement") IKOS hereby provides notice to Synopsys that the IKOS Board of Directors has determined in good faith (i) after consultation with its outside financial advisor and after considering all terms and conditions of such Offer, including the likelihood and timing of its consummation, that the Offer would result in a transaction more favorable to IKOS' stockholders from a financial point of view than the Merger (as defined in the Merger Agreement) and (ii) after consultation with outside legal counsel that it is necessary for the IKOS Board to comply with its fiduciary duties to the IKOS stockholders under Delaware law to engage in discussions with Mentor, to disclose nonpublic information relating to IKOS to Mentor and afford Mentor access to IKOS' properties, books and records. The IKOS Board also determined based upon the information available to it that the Offer was a bona fide offer. In connection with these determinations, the IKOS Board of Directors took note of the "Termination Condition" in the Offer and determined that as the Offer appeared to be a bona fide proposal, it was likely that this condition would either be waived by Mentor, or alternatively, that Mentor would be willing to pay IKOS stockholders total consideration equal to $11.00 per share minus the $5.5 million fee under the Merger Agreement, and accordingly, considered the Offer in light of each of those possible alternatives.

Pursuant to our obligations under Section 5.2 of the Merger Agreement, we advise that we have, on behalf of IKOS, previously provided to your counsel, Rod Howard of Brobeck, Phleger & Harrison, a true and complete copy of the letter dated December 6, 2001 from Mentor to the IKOS Board of Directors, and on behalf of IKOS we enclose herewith the following:

1.
Schedule TO, with all Exhibits, relating to the Offer;

2.
the financial assumptions and projections reviewed and relied upon by the IKOS Board in making the determination in Section 5.2 described under subparagraph (i) above; and

3.
the transmittal letter transmitting to Mentor's legal counsel a form of nondisclosure agreement with terms at least as restrictive as the Confidentiality Agreement (as defined in the Merger Agreement).

    We further advise you that IKOS intends to continue to comply with all of its obligations under Section 5.2 of the Merger Agreement.

    Please contact me if you have any questions regarding the foregoing.

Very truly yours,

Gray Cary Ware & Freidenrich LLP

By:
/s/ Diane Holt Frankle